Exhibit 99.1

Unaudited Interim Condensed Consolidated
Financial Statements
June 30, 2018

August 8, 2018

Management’s Responsibility for Financial Reporting

The accompanying unaudited interim condensed consolidated financial statements of IMV Inc. (the “Corporation”, formerly “Immunovaccine Inc.”) are the responsibility of management and have been approved by the Board of Directors. The unaudited interim condensed consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards. The unaudited interim condensed consolidated financial statements include certain amounts and assumptions that are based on management’s best estimates and have been derived with careful judgement.

In fulfilling its responsibilities, management has developed and maintains a system of internal accounting controls. These controls are designed to ensure that the financial records are reliable for preparation of the unaudited interim condensed consolidated financial statements. The Audit Committee of the Board of Directors reviewed and approved the Corporation’s unaudited interim condensed consolidated financial statements, and recommended their approval by the Board of Directors.

(signed) “Frederic Ors”	(signed) “Pierre Labbé”
Chief Executive Officer	Chief Financial Officer

IMV Inc. (formerly Immunovaccine Inc.)
Unaudited Interim Condensed Consolidated Statements of Financial Position
As at June 30, 2018 and December 31, 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	June 30,	December 31,
	2018	2017
	$	$
Assets

Current assets
Cash and cash equivalents	25,148	14,909
Amounts receivable	909	261
Prepaid expenses	1,742	838
Investment tax credits receivable	523	461

	28,322	16,469

Property and equipment (note 4)	2,225	563

	30,547	17,032
Liabilities

Current liabilities
Accounts payable and accrued liabilities	4,248	2,760
Amounts due to directors	22	21
Current portion of long-term debt (note 6)	62	61
Current portion of lease obligation (note 4)	31	–

	4,363	2,842

Lease obligation (note 4)	1,355	–

Deferred share units (note 5)	1,292	1,371

Long-term debt (note 6)	6,977	6,476

	13,987	10,689

Equity	16,560	6,343

	30,547	17,032

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Approved on behalf of the Board of Directors

(signed) “James W. Hall”, Director	(signed) “Wayne Pisano”, Director

IMV Inc. (formerly Immunovaccine Inc.)
Unaudited Interim Condensed Consolidated Statements of Changes in Equity
For the period ended June 30, 2018 and December 31, 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	Share	Contributed
	Capital	Surplus	Warrants	Deficit	Total
	$	$	$	$	$
	(note 7)	(note 8)	(note 9)

Balance, December 31, 2016	58,154	6,961	660	(58,792)	6,983

Net loss and comprehensive loss for the year	–	–	–	(12,027)	(12,027)
Issuance of shares in public offering	10,000	–	–	–	10,000
Share issuance costs	(1,197)	–	–	–	(1,197)
Issuance of broker warrants	–	–	208	–	208
Exercise of warrants	1,891	–	(194)	–	1,697
Employee share options:
Value of services recognized	–	571	–	–	571
Exercise of options	1,265	(1,157)	–	–	108

Balance, December 31, 2017	70,113	6,375	674	(70,819)	6,343

Net loss and comprehensive loss for the year	–	–	–	(8,263)	(8,263)
Issuance of shares in public offering	14,375	–	–	–	14,375
Share issuance costs	(1,480)	–	–	–	(1,480)
Redemption of DSUs, net of applicable taxes	94	–	–	–	94
Issuance of broker warrants	–	–	332	–	332
Exercise of warrants	4,928		(451)		4,477
Employee share options:
Value of services recognized	–	496	–	–	496
Exercise of options	1,062	(876)	–	–	186

Balance, June 30, 2018	89,092	5,995	555	(79,082)	16,560

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc. (formerly Immunovaccine Inc.)
Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive Loss
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2018	2017	2018	2017
	$	$	$	$
Revenue
Subcontract revenue	17	–	45	–
Interest income	112	36	181	70

	129	36	226	70
Expenses
Research and development	2,605	1,259	4,487	2,269
General and administrative	2,046	859	2,968	1,889
Business development and investor relations	594	454	962	725
Government assistance	(189)	(202)	(464)	(378)
Accreted interest	269	272	536	540

	5,325	2,642	8,489	5,045

Net loss and comprehensive loss for the period	(5,196)	(2,606)	(8,263)	(4,975)

Basic and diluted loss per share	(0.12)	(0.07)	(0.19)	(0.13)

Weighted-average shares outstanding	43,001,620	37,657,361	42,539,304	37,310,192

On May 2, 2018, the Corporation completed a share consolidation on the basis of one new common share for every 3.2 currently outstanding common shares. Per share amounts and numbers of outstanding common shares, stock options and deferred share units reflect the retrospective application of the share consolidation (see note 12).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc. (formerly Immunovaccine Inc.)
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

	Six months ended June 30,
	2018	2017
	$	$
Cash provided by (used in)

Operating activities
Net loss and comprehensive loss for the period	(8,263)	(4,976)
Charges to operations not involving cash
Interest on lease obligation	17	–
Depreciation of property and equipment	99	50
Accretion of long-term debt	536	540
Deferred share unit compensation	113	325
Stock-based compensation	496	400

	(7,002)	(3,661)
Net change in non-cash working capital balances related to operations
Increase in amounts receivable	(101)	(84)
Increase in prepaid expenses	(904)	(273)
Increase in investment tax credits receivable	(62)	(57)
Increase in accounts payable and accrued liabilities	941	268
Increase (decrease) in amounts due to directors	1	(14)

	(7,127)	(3,821)
Financing activities
Proceeds from public offering	14,375	10,000
Share issuance costs in public offering	(1,148)	(986)
Proceeds from the exercise of stock options	186	109
Proceeds from the exercise of warrants	4,477	775
Withholdings on redemption of DSUs	(97)	–
Repayment of long-term debt	(34)	–
Repayment of lease obligation	(9)	(41)

	17,750	9,857
Investing activities
Acquisition of property and equipment	(733)	(310)
Incentive contribution from lessor	349	–

	(384)	(310)

Net change in cash and cash equivalents during the period	10,239	5,726

Cash and cash equivalents – Beginning of period	14,909	13,547

Cash and cash equivalents – End of period	25,148	19,273

Supplementary cash flow information
Interest received	181	70

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

1	Nature of operations

IMV Inc. (the “Corporation”, formerly “Immunovaccine Inc.”) is, through its 100% owned subsidiary, a clinical-stage company pioneering a new class of immunotherapies based on a disruptive drug delivery technology (“DPX”) with potential applications in multiple markets in cancer, infectious diseases and other therapeutic areas. The DPX platform is based on a novel mechanism of action (“MOA”) for targeted delivery of active ingredients to immune cells using a patented lipid nanoparticle technology. The Corporation leverages this MOA to generate a new generation of therapeutic capabilities with a primary focus on T cell therapies for cancer. The Corporation has research collaborations with companies and research organizations, including Merck, Incyte Corporation and Leidos Inc. in the U.S. The Corporation has licensed the delivery technology to Zoetis, formerly the animal health division of Pfizer, Inc., for the development of vaccines for livestock. The Corporation has one reportable and geographic segment. Incorporated under the Canada Business Corporations Act and domiciled in Halifax, Nova Scotia, the shares of the Corporation are listed on the Nasdaq Stock Market and the Toronto Stock Exchange under the symbol “IMV”. On May 1, 2018, the Corporation changed its name from Immunovaccine Inc. to IMV Inc. The address of its principal place of business is 130 Eileen Stubbs, Suite 19, Dartmouth, Nova Scotia, Canada.

2	Basis of presentation

The Corporation prepares its unaudited interim condensed consolidated financial statements in accordance with Canadian generally accepted accounting principles as set out in the Chartered Professional Accountants of Canada Handbook – Accounting Part I, which incorporates International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These unaudited interim condensed consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34, International Accounting Standards 34, “Interim Financial Reporting”. Accordingly, certain information normally included in annual financial statements prepared in accordance with IFRS, as issued by the IASB, have been omitted or condensed. The unaudited interim condensed consolidated financial statements should be read in conjunction with the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2017.

The policies applied in these unaudited interim condensed consolidated financial statements are based on IFRS issued and outstanding as of August 8, 2018, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Corporation’s annual consolidated financial statements for the year ending December 31, 2017 could result in restatement of these unaudited interim condensed consolidated financial statements.

3	Significant accounting policies, judgments and estimation uncertainty

These unaudited interim condensed consolidated financial statements have been prepared using the same policies and methods as the annual consolidated financial statements of the Corporation for the year ended December 31, 2017, except for the changes described below. Refer to note 3 of the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2017 for more information on accounting policies and methods applied.

(1)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

IFRS 9, Finanical Instruments

Effective January 1, 2018, the Corporation was required to adopt IFRS 9. IFRS 9 replaces the provisions of International Accounting Standard 39, Financial instruments: recognition and measurement (“IAS 39”) that relate to the recognition, classification, and measurement of financial assets and financial liabilities, derecognition of financial instruments and impairment of financial assets.

Prior to January 1, 2018, all of the Corporation’s financial instruments were measured using the amortized cost model. At the date of adoption, the Corporation’s financial assets consist of amounts receivable from collaborative partners for shared clinical costs, and financial liabilities consist of trade payables and long-term debt arrangements. There is no difference between the categorization of these financial assets and financial liabilities under IFRS 9 and IAS 39, and accordingly, all such assets and liabilities continue to be measured using the amortized cost model.

The Corporation was required to revise its impairment methodology for financial assets under IFRS 9, and now applies the simplified approach to measuring the new concept of expected credit losses, which uses lifetime expected loss allowance for all trade receivables. Management determined that the effect of applying this model to its financial assets is immaterial, and therefore no adjustment has been made to the loss allowance as at January 1, 2018.

There was no impact on the January 1, 2018 statement of financial position as a result of the adoption of this standard.

IFRS 15, Revenue from contracts with customers

The Corporation was required to adopt IFRS 15 effective January 1, 2018. The cumulative effect method was applied for transition to this standard, under which the cumulative impact of initially applying the standard is recognized as an adjustment to the opening balance of retained earnings. The Corporation also elected to apply the practical expedient whereby contracts that were completed at the beginning of the earliest period presented need not be considered for restatement. No adjustment to opening retained earnings was required as a result of the adoption of this standard based on management’s analysis of the performance obligations related to existing contracts of the Corporation.

In general, revenues are recognized as the Corporation satisfies its performance obligations under the terms of the contract. Performance obligations are considered to be satisfied when the customer obtains control of the related asset. Current and expected future revenue streams include: (i) milestone payments generated upon entering into potential contractual partnerships and achieving development and sales milestones; (ii) future royalties generated from the eventual commercialization of the Corporation’s products; and (iii) amounts generated for providing formulation and research support services related to existing licensing and research agreements with partners.

(2)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

Revenue resulting from formulation services is recognized in the accounting period in which the formulation is delivered to the customer. Typically, the customer does not have control of the asset while services are being performed, and therefore revenues are recognized at the time the Corporation has completed its obligation and the customer obtains control of the asset. Revenue resulting from research support services is recognized over time as the services are performed, as the customer benefits simultaneously from the service as the Corporation satisfies its performance obligation.

The Corporation does not generate material milestone or royalty revenues at this time.

IFRS 16, Leases

The Corporation also early adopted IFRS 16, Leases (“IFRS 16”) effective January 1, 2018. IFRS 16 was applied using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2018. The details of the change in accounting policy are disclosed below.

Policy applicable from January 1, 2018

Previously, at the inception of a contract the Corporation determined whether an arrangement contains a lease under IAS 17. Under IFRS 16, the Corporation assesses whether a contract is or contains a lease based on the definitition of a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Corporation assesses whether:

  the contract involves the use of an identified asset, specified either explicitly or implicitly, that is physically distinct, and usage represents substantially all of the capacity of the asset;

  the Corporation has the right to obtain substantially all of the economic benefits from use of the asset; and

  the Corporation has the right to direct use of the asset, which is evidenced by decision-making rights to direct how and for what purpose the asset is used.

The Corporation recognizes an asset and a lease liability at the lease commencement date. The asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred, less any incentives received. The asset is subsequently depreciated using the declining balance method from the commencement date to the earlier of the end of the useful life of the asset or the end of the lease term. The estimated useful lives of leased assets are determined on the same basis as those of property and equipment. The carrying amount of the leased asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of future lease payments, discounted using the interest rate implicit in the lease, or, if that rate cannot be readily determined, the Corporation’s incremental borrowing rate. Generally, the Corporation uses its incremental borrowing rate as the discount rate. The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured if the Corporation changes its assessment of whether it will exercise a purchase, extension, or termination option. If the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the leased asset, or is recorded in the unaudited interim condensed consolidated statement of loss and comprehensive loss if the carrying value of the leased asset is zero.

(3)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

The Corporation has elected not to recognize assets and lease liabilities for short-term leases with a term of 12 months or less, and leases of low value assets. The lease payments associated with these leases are recognized as an expense in the statement of loss and comprehensive loss over the lease term. Low value assets consist primarily of computers and IT equipment.

This policy is applied for contracts entered into, or changed, on or after January 1, 2018.

Policy applicable before January 1, 2018

For contracts entered into before January 1, 2018, the Corporation determined whether the arrangement was or contained a lease based on the assessment of whether:

  fulfilment of the arrangement was dependent on the use of specific assets; and

  the arrangement conveyed a right to use the asset. An arrangement conveyed the right to use the asset if the Corporation had the ability to control the asset physical access to the asset and how and for what purpose the asset was used.

Under IAS 17, leases that transferred substantially all the risks and rewards of ownership were classified as finance leases. When this was the case, the leased assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. The Corporation did not have any leases that were classified as finance leases under IAS 17.

All other leases were classified as operating leases and were not recognized in the Corporation’s statement of financial position. Payments made under operating leases were recognized in the unaudited interim condensed consolidated statement of loss and comprehensive loss over the term of the lease.

Application expedients and impact on financial statements

On transition to IFRS 16, the Corporation elected to apply the practical expedient to grandfather the assessment of which transactions are leases. IFRS 16 was applied only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 were not reassessed for whether there is a lease.

The Corporation used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

  Applied a single discount rate to a portfolio of leases with similar characteristics;

  Applied the exemption not to recognize assets and lease liabilities for leases with less than 12 months of lease term remaining at the application date; and

  Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

On transition, the Corporation applied section C8(b)(ii) of the standard and recognized leased assets at an amount equal to the lease liability, adjusted for prepaid or accrued lease payments recognized before initial application, of which there were none. As a result, $87 of leased assets in property and equipment and $87 of lease liabilities were recognized at January 1, 2018. When measuring lease liabilities, the Corporation discounted lease payments using its incremental borrowing rate at the date of adoption. The rate applied is 11%.

(4)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

3	Significant accounting policies, judgments and estimation uncertainty (continued)

$
Operating lease commitment as at December 31, 2017[1]	275

Recognition exemption for:
Short-term leases	(131)
Leases of low value assests	(14)

Commitments attributable to non-lease components	(65)

Extension option reasonably certain to be recognized[2]	51

116

Discounted using the incremental borrowing rate at January 1, 2018	(29)

Lease liability recognized at January 1, 2018	87

1Does not include $2,262 related to new office space for which the lease commencement date was June 1, 2018.
2The Corporation has applied the transitional provision of IFRS 16 that allows the use of hindsight in determining the lease term if the contract contains an option to extend the lease.

The leased assets and liabilities recognized are for the Corporation’s office spaces that were previously classified as operating leases. These leases typically run for periods of five to 10 years, and include an option to renew the lease for an additional period. When reasonably certain that the Corporation will exercise the extension option, the lease payments for the extension have been included in determining the value of the leased asset and liability shown above. Some leases also provide for additional rent payments that relate to property taxes levied on the lessor and operating expense payments made by the lessor; these amounts are generally determined annually and are expensed through the unaudited interim condensed consolidated statement of loss and comprehensive loss.

(5)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

Amount
$

Balance – December 31, 2017	-

Leases recognized upon transition to IFRS 16	87

Additions	1,291

Repayment of lease obligation	(9)

Accreted interest	17

Balance – June 30, 2018	1,386

Less: Current portion	(31)

Non-current portion	1,355

4	Lease obligation

The Corporation recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the liability, discounted at an incremental borrowing rate of 11%, adjusted for any payments made before the commencement date, plus any initial direct costs, less any lease incentives received. During the six months ended June 30, 2018, the Corporation recognized $1,417 (2017 - $nil) in right-of-use assets in property, plant and equipment on the statements of financial position.

5	Deferred share units (“DSUs”)

The maximum number of common shares which the Corporation is entitled to issue from Treasury in connection with the redemption of DSUs granted under the DSU plan is 468,750 common shares. The number of DSUs disclosed below reflect the retrospective application of the share consolidation completed May 2, 2018 (see note 12 ).

	June 30,	December 31,
	2018	2017
	#	#

Opening balance	186,330	101,563
Granted	42,859	84,767
Redeemed	(26,051)	–

Closing balance	203,138	186,330

DSU activity for the period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

At June 30, 2018, there were 203,138 (December 31, 2017 - 186,330) DSUs outstanding related to this Plan and the total carrying amount of the liability was $1,292 (2017 - $1,371). The compensation expense during the six-months ended June 30, 2018 was $113 (six months ended 2017 - $325) with the amortization of the cost over the vesting period. Vested DSUs cannot be redeemed until the holder is no longer a member of the Board. The redemption value of a DSU equals the market value of an IMV Inc. common share at the time of redemption. On an ongoing basis, the Corporation values the DSU obligation at the current market value of a corresponding number of IMV Inc. common shares and records any increase or decrease in the DSU obligation as an expense on the consolidated statements of loss and comprehensive loss.

(6)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

6	Long-term debt

	June 30,	December 31,
	2018	2017
	$	$
Atlantic Canada Opportunities Agency (“ACOA”) Atlantic Innovation Fund, interest-free loan with a maximum contribution of $3,786. Annual repayments, commencing December 2008, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at June 30, 2018, the amount drawn down on the loan, net of repayments, is $3,747 (2017 - $3,747).	891	758

ACOA Atlantic Innovation Fund, interest-free loan with a maximum contribution of $3,000. Annual repayments, commencing December 2011, are calculated as a percentage of gross revenue for the preceding fiscal year, at 2% when gross revenues are less than $5,000 and 5% when gross revenues are greater than $5,000. As at June 30, 2018, the amount drawn down on the loan is $2,997 (2017 - $2,997).	766	651

ACOA Business Development Program, interest-free loan with a maximum contribution of $395, repayable in monthly payments beginning October 2015 of $3 until October 2017 and $6 until September 2022. As at June 30, 2018, the amount drawn down on the loan is $285 (2017 - $318).	265	294

ACOA Atlantic Innovation Fund, interest-free loan with a maximum contribution of $2,944, annual repayments commencing September 2014, are calculated as a percentage of gross revenue from the preceding fiscal year from specific product(s), at 5% for the first 5 years and 10%, thereafter. As at June 30, 2018, the amount drawn down on the loan is $2,944 (2017 - $2,944).	860	733

Province of Nova Scotia (the “Province”), secured loan with a maximum contribution of $5,000, interest bearing at a rate equal to the Province’s cost of funds plus 1%, compounded semi-annually and payable monthly. The loan is made available in four equal installments based on the Corporation meeting certain milestones, and is repayable on the seventh anniversary date of the first disbursement. The Corporation and its subsidiary have provided a general security agreement granting a first security interest in favour of the Province in and to all the assets of the Corporation and its subsidiary, including the intellectual property. As at June 30, 2018, the amount drawn down on the loan is $5,000 (2017 - $5,000).

	4,257	4,101

	7,039	6,537

Less: Current portion	62	61

	6,977	6,476

(7)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

6	Long-term debt (continued)

Total contributions received less amounts that have been repaid as at June 30, 2018 is $14,973 (December 31, 2017 - $15,007).

Certain ACOA loans and the Province loan require approval by ACOA or the Minister for Province before the Corporation can pay management fees, bonuses, dividends or other distributions, or before there is any change of ownership of the Corporation. The Province loan requires the Corporation to obtain the written consent of the Province prior to the sale, disposal or abandon of possession of the intellectual property of the Corporation or its subsidiary. If during the term of the Province loan, the head office, research and development facilities or production facilities of the Corporation are moved from the Province, the Corporation is required to repay 40% of the outstanding principal of the loan.

The Province loan requires certain early repayments if the Corporation’s subsidiary, or the Corporation on a consolidated basis, has cash flow from operations in excess of $1,500. The Province loan also requires repayment of the loan under certain circumstances, such as changes of control, sale or liquidation of the Corporation or the sale of substantially all of the assets of the Corporation.

	June 30,	December 31,
	2018	2017
	$	$

Balance – Beginning of period	6,537	6,148
Accreted interest	536	966
Revaluation of long-term debt	–	(506)
Repayment of debt	(34)	(71)

Balance – End of period	7,039	6,537
Less: Current portion	62	61

Non-current portion	6,977	6,476

(8)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

7	Share capital

Authorized

Unlimited number of common shares and preferred shares, issuable in series, all without par value.

	Number of
	common shares	Amount
	#	$
Issued and outstanding

Balance – January 1, 2017	36,817,328	58,154

Issued for cash consideration, net of issuance costs	2,403,846	8,803
Stock options exercised	316,538	1,265
Warrants exercised	782,229	1,891

Balance – December 31, 2017	40,319,941	70,113

Issued for cash consideration, net of issuance costs	2,246,094	12,895
Stock options exercised	384,514	1,062
Warrants exercised	1,924,986	4,928
DSUs redeemed	12,839	94

Balance – June 30, 2018	44,888,374	89,092

As at June 30, 2018, a total of 2,050,852 shares (December 31, 2017 - 3,771,968) are reserved to meet outstanding stock options, warrants and deferred share units.

On February 15, 2018, the Corporation completed a bought deal public offering of 2,246,094 common shares at a price of $6.40 per common share, for aggregate proceeds of $14,375. Total costs associated with the offering were $1,480, including cash costs for commissions of $863, professional fees and regulatory costs of $285, and 134,766 compensation warrants issued as commissions to the agents valued at $332. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $6.53 for a period of 24 months, expiring on February 15, 2020.

On June 21, 2017, the Corporation completed a bought deal public offering of 2,403,846 common shares at a price of $4.16 per common share, for aggregate proceeds of $10,000. Total costs associated with the offering were $1,197, including cash costs for commissions of $600, professional fees and regulatory costs of $391, and 144,231 compensation warrants issued as commissions to the agents valued at $208. Each compensation warrant entitles the holder to acquire one common share of the Corporation at an exercise price of $4.22 for a period of 24 months, expiring on June 21, 2019.

The per share amounts disclosed above reflect the retrospective application of the share consolidation completed May 2, 2018 (see note 12).

(9)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

8	Contributed surplus

$
Contributed surplus

Balance – January 1, 2017	6,961

Share-based compensation – stock options vested	571
Stock options exercised	–
Warrants expired	(1,157)

Balance – December 31, 2017	6,375

Share-based compensation – stock options vested	496
Stock options exercised	(876)

Balance – June 30, 2018	5,995

Stock options

The fair values of stock options are estimated using the Black-Scholes option pricing model. During the six months ended June 30, 2018, 589,505 stock options (2017 - 266,813), with a weighted average exercise price of $6.61 (2017 - $2.40) and a term of 5 years (2017 - 5 years), were granted to employees and consultants. The expected volatility of these stock options was determined using historical volatility rates. The value of these stock options has been estimated at $2,260 (2017 - $425), which is a weighted average grant date value per option of $3.83 (2017 - $1.60), using the Black-Scholes valuation model and the following weighted average assumptions:

	June 30,	December 31,
	2018	2017

Risk-free interest rate	2.01%	2.70%
Expected volatility	77%	98%
Expected life (years)	4.2	4.4
Forfeiture rate	5%	4%

(10)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

8	Contributed surplus (continued)

Option activity for the three months ended June 30, 2018 and the year ended December 31, 2017 was as follows:

			June 30, 2018	December 31, 2017
						Weighted
			Weighted			average
			average			exercise
	Number		exercise price	Number		price
	#		$	#		$

Outstanding – Beginning of period	1,498,052		2.26	1,961,791		2.23

Granted	589,505		6.61	266,814		2.40
Exercised	(526,790	) [1]	2.16	(627,256	) [1]	2.21
Expired	(5,569)		1.80	(64,068)		2.19
Forfeited	(4,855)		2.40	(39,229)		2.37

Outstanding – End of period	1,550,343		3.95	1,498,052		2.26

1 Of the 526,790 (2017 - 627,256) options exercised, 433,309 (2017 - 548,833) elected the cashless exercise, under which 291,032 shares (2017 - 238,130) were issued. These options would have otherwise been exercisable for proceeds of $951 (2017 - $1,227) on the exercise date.

The weighted average exercise price of options exercisable at June 30, 2018 is $2.32 (2017 - $2.25).

The maximum number of commons shares issuable under the Corporation’s stock option plan shall not exceed 3,437,500 inclusive of all the shares presently reserved for issuance pursuant to previously granted stock options. The number of stock options disclosed above reflect the retrospective application of the share consolidation completed May 2, 2018 (see note 12).

9	Warrants

Warrant activity for the period ended June 30, 2018 and the year ended December 31, 2017 are as follows:

		June 30, 2018			December 31, 2017

		Weighted			Weighted
		average			average
		exercise			exercise
	Number	price	Amount	Number	price	Amount
	#	$	$	#	$	$

Opening balance	2,087,598	2.46	674	2,725,596	2.27	660
Granted	134,766	6.53	332	144,231	4.22	208
Exercised	(1,924,992)	2.33	(451)	(782,229)	2.18	(194)

Closing balance	297,372		555	2,087,598		674

(11)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

9	Warrants (continued)

The fair values of warrants are estimated using the Black-Scholes option pricing model. The weighted average grant date value per warrant of warrants issued in 2018 was $2.47 (2017 - $1.44), determined using the Black-Scholes valuation model and the following weighted average assumptions:

	June 30,	December 31,
	2018	2017

Risk-free interest rate	1.84%	2.70%
Expected volatility	68%	72%
Expected dividend yield	–	–
Expected life (years)	2	2

The number of warrants disclosed above reflect the retrospective application of the share consolidation completed May 2, 2018 (see note 12).

10	Related party transactions

During the three months ended June 30, 2018, there were no related party transactions.

11	Financial instruments

Fair value of financial instruments

Financial instruments are defined as a contractual right or obligation to receive or deliver cash on another financial asset. The following table sets out the approximate fair values of financial instruments as at the statement of financial position date with relevant comparatives:

		June 30, 2018	December 31, 2017
	Carrying	Fair	Carrying	Fair
	value	value	value	value
	$	$	$	$

Cash and cash equivalents	25,148	25,148	14,909	14,909
Amounts receivable	730	730	110	110
Accounts payable and accrued liabilities	4,210	4,210	2,741	2,741
Amounts due to directors	22	22	21	21
Long-term debt	7,039	7,039	6,537	6,537

Assets and liabilities, such as commodity taxes, that are not contractual and that arise as a result of statutory requirements imposed by governments, do not meet the definition of financial assets or financial liabilities and are therefore excluded from amounts receivable and accounts payable.

Fair value of items, which are short-term in nature, have been deemed to approximate their carrying value. The above noted fair values, presented for information only, reflect conditions that existed only at June 30, 2018 and December 31, 2017 and do not necessarily reflect future value or amounts which the Corporation might receive if it were to sell some or all of its assets to a willing buyer in a free and open mark.

(12)

IMV Inc. (formerly Immunovaccine Inc.)
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
For the three and six months ended June 30, 2018 and 2017
(Expressed in thousands of Canadian dollars except for per share amounts)

12	Share consolidation

On May 2, 2018, the Corporation completed a share consolidation on the basis of one new common share for every 3.2 currently outstanding shares. Effective at the opening of trading on May 10, 2018, the Corporation’s common shares commenced trading on a consolidated basis.

(13)